Mail Stop 4561

March 13, 2008

Mr. Stephen B. Waters
Vice President, NPI Equity Investments, Inc.
National Property Investors 4
55 Beattie Place
PO Box 1089
Greenville, SC 29602

        Re: **National Property Investors 4**
                Form 10-KSB for the fiscal year ended December 31, 2006
                Filed March 23, 2007
                File No. 000-10412

Dear Mr. Waters:

        We have completed our review of the above referenced filing and have no further comments at this time.

                Sincerely,

                Linda van Doorn
                Senior Assistant Chief Accountant